Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of Upland Software, Inc. and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:	May 26, 2021

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

DEVFACTORY FZ-LLC

By:	/s/ Rahul Subramaniam
Name: Title:	Rahul Subramaniam Manager